# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Verona Pharma Plc, CIK 0001657312
CUSIP: 925050106
Title of class of securities: Ordinary Shares, nominal value 0.05 GBP per share
Address of issuer's principal executive offices: 3 More London Riverside, London, United Kingdom (X0), SE1 2RE
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-258677
Filed by CIK 0000934639

## Reporting persons
- Maverick Capital, Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 25,028,128; sole dispositive power 0; shared dispositive power 25,028,128; aggregate amount beneficially owned 25,028,128 (3.8% of the class)
- Maverick Capital Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 25,028,128; sole dispositive power 0; shared dispositive power 25,028,128; aggregate amount beneficially owned 25,028,128 (3.8% of the class)
- Lee S. Ainslie III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 25,028,128; sole dispositive power 0; shared dispositive power 25,028,128; aggregate amount beneficially owned 25,028,128 (3.8% of the class)

## Item 1. Issuer
Name of issuer: Verona Pharma Plc
Address of issuer's principal executive offices: 3 More London Riverside, London SE1 2RE, United Kingdom

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (the "Schedule 13G") is being filed on behalf of each of the following persons (each, a "Reporting Person"):

(i) Maverick Capital, Ltd. ("Maverick");
(ii) Maverick Capital Management, LLC ("Maverick Capital Management"); and
(iii) Lee S. Ainslie III ("Mr. Ainslie").

This Schedule 13G relates to Ordinary Shares (as defined herein) held for the accounts of Maverick's clients.
Address of principal business office or, if none, residence: The address of the principal business office of (i) Maverick and Maverick Capital Management is 1900 N. Pearl Street, 20th Floor, Dallas, Texas 75201, and (ii) Mr. Ainslie is 360 South Rosemary Ave., Suite 1440, West Palm Beach, Florida 33401.
Citizenship:
(i) Maverick is a Texas limited partnership;
(ii) Maverick Capital Management is a Texas limited liability company; and
(iii) Mr. Ainslie is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership as of December 31, 2024 is incorporated by reference to items (5) - (9) and (11) of the cover page of the Reporting Persons. The Ordinary Shares, nominal value 0.05 GBP per share (the "Ordinary Shares"), of Verona Pharma Plc (the "Issuer") are held in the form of 3,128,516 American Depositary Shares, with each ADS representing eight Ordinary Shares. The ownership percentages are based on 654,649,358 outstanding Ordinary Shares, which if all held in ADS form would be represented by 81,831,170 ADSs, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2024.The CUSIP number contained herein is for the ADSs that trade on the NASDAQ Global Market, each representing eight Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Maverick is the investment advisor of (i) Maverick Fund USA, Ltd, a Texas limited partnership, which holds 703,641 ADSs representing 5,629,128 Ordinary Shares, (ii) Maverick Fund II, Ltd., a Cayman exempt corporation, which holds 630,334 ADSs representing 5,042,672 Ordinary Shares, (iii) Maverick Long Enhanced Fund, Ltd, a Cayman exempt corporation, which holds 709,882 ADSs representing 5,679,056 Ordinary Shares, (iv) Maverick HP, L.P., a Delaware limited partnership, which holds 602,630 ADSs representing 4,821,040 Ordinary Shares, (v) Maverick Long Fund, Ltd., a Cayman exempt corporation, which holds 355,934 ADSs representing 2,847,472 Ordinary Shares, and (vi) certain separately managed accounts which collectively hold 126,095 ADSs representing 1,008,760 Ordinary Shares.

Maverick is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the Ordinary Shares which are the subject of this filing through the investment discretion it exercises over its clients' accounts. Maverick Capital Management is the General Partner of Maverick. Mr. Ainslie is the manager of Maverick Capital Management and the Managing Partner of Maverick.
Percent of class:
Maverick: 3.8%
Maverick Capital Management: 3.8%
Mr. Ainslie: 3.8
Sole power to vote or to direct the vote:
Maverick: 0
Maverick Capital Management: 0
Mr. Ainslie: 0
Shared power to vote or to direct the vote:
Maverick: 25,028,128
Maverick Capital Management: 25,028,128
Mr. Ainslie: 25,028,128
Sole power to dispose or to direct the disposition:
Maverick: 0
Maverick Capital Management: 0
Mr. Ainslie: 0
Shared power to dispose or to direct the disposition:
Maverick: 25,028,128
Maverick Capital Management: 25,028,128
Mr. Ainslie: 25,028,128

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Maverick Capital, Ltd.: /s/ Trevor Wiessmann*, By: Maverick Capital Management, LLC, its General Partner By: Lee S. Ainslie III, Manager (02/14/2025)
- Maverick Capital Management, LLC: /s/ Trevor Wiessmann*, Lee S. Ainslie III, Manager (02/14/2025)
- Lee S. Ainslie III: /s/ Trevor Wiessmann*, Lee S. Ainslie III, Manager (02/14/2025)
Comment: *Under Power of Attorney, dated March 15, 2018